[LOGO] TENON                                                        News Release
Wood Solutions to the World


TO:        THE BUSINESS EDITOR
From:      Paul Gillard - Director, Corporate & Legal Services, Tenon Limited
           Telephone:         64-9-571 9846
           Fax:               64-9-571 9872

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                    STOCK EXCHANGE LISTING: NEW ZEALAND (TEN)

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                TENON ANNOUNCES INITIATIVES IN THE UNITED STATES


Auckland, 2 May 2005 - Tenon today announced that two of its United States' businesses had made strategic acquisitions to further strengthen Tenon's interests in that market.

The Empire Company Inc., a 67% Tenon-owned company, has purchased Kok's Woodgoods, Inc., a Zeeland, Michigan based specialist manufacturer of quality wood products including mouldings, casings, chair rail, and other related products. Kok's Woodgoods is a very successful manufacturer of quality wood products with significant opportunities for further growth. Bringing Kok's Woodgoods into the Tenon family provides supply chain and new market opportunities as part of Empire's overall strategy to grow both the National Home Centre and lumberyard sides of its business, and to develop new markets.

American Wood Moulding L.L.C., (AWM) a 50% Tenon-owned company, has purchased on option, exercisable during 2006, to acquire initially 50% (with the right to go to 100% before September 2009) of the shares of Jim White Millwork LLC, a subsidiary of the Jim White Group. Jim White Millwork LLC, located in Grand Rapids, Michigan, is a leading supplier of wood mouldings to the commercial and industrial market. AWM's partnership with Jim White Millwork will expand AWM's product offering and customer base.

ENDS